UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*
_______________________

Dice Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

253017107
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
55 East 52nd Street,
32nd Floor
New York, NY 10055
(212) 715-4000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

August 13, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253017107	Page 2 of 25 Pages

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,121,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,121,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 253017107	Page 3 of 25 Pages

1	NAME OF REPORTING PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,121,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,121,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	Page 4 of 25 Pages

1	NAME OF REPORTING PERSON General Atlantic Partners 79, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,121,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,121,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	Page 5 of 25 Pages

1	NAME OF REPORTING PERSON General Atlantic Partners 84, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,121,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,121,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	Page 6 of 25 Pages

1	NAME OF REPORTING PERSON GAP-W Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,121,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,121,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	Page 7 of 25 Pages

1	NAME OF REPORTING PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,121,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,121,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 253017107	Page 8 of 25 Pages

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,121,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,121,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	Page 9 of 25 Pages

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,121,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,121,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 253017107	Page 10 of 25 Pages

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,121,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,121,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 253017107	Page 11 of 25 Pages

1	NAME OF REPORTING PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,121,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,121,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	Page 12 of 25 Pages

1	NAME OF REPORTING PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,121,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,121,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 253017107	Page 13 of 25 Pages

Item 1.  Security and Issuer.

This Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Dice Holdings, Inc., a Delaware corporation (the “Company”).  This Amendment No. 6 supplementally amends the initial statement on Schedule 13D, dated as of February 29, 2008, and amended as of December 17, 2010, February 24, 2011, May 17, 2011, November 14, 2013 and March 3, 2014 (as amended, the “Schedule 13D”).  The address of the principal executive office of the Company is 1040 Avenue of the Americas, 16th Floor, New York, New York 10016.  The Schedule 13D is supplementally amended as follows.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

This statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are General Atlantic LLC, a Delaware limited liability company (“GA”), General Atlantic GenPar, L.P., a Delaware limited partnership (“GA GenPar”), General Atlantic Partners 79, L.P., a Delaware limited partnership (“GAP 79”), General Atlantic Partners 84, L.P., a Delaware limited partnership (“GAP 84”), GAP-W Holdings, L.P., a Delaware limited partnership (“GAP-W”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), and GAPCO Management GmbH, a German corporation (“GmbH Management” and, collectively with GA, GA GenPar, GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG, the “Reporting Persons” or the “General Atlantic entities”).  The Reporting Persons (other than KG and GmbH Management) are located at c/o General Atlantic Service Company, LLC, 55 East 52nd Street, 32nd Floor, New York, NY 10055.  KG and GmbH Management are located at c/o General Atlantic GmbH, Maximilianstrasse 35b, 80539 Munich, Germany.  Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

CUSIP No. 253017107	Page 14 of 25 Pages

GA is the general partner of GA GenPar, GAP 79 and CDA.  GA GenPar is the general partner of GAP 84 and GAP-W.  GA is the managing member of each of GAPCO III and GAPCO IV. There are 24 managing directors of GA (the “GA Managing Directors”). Certain GA Managing Directors are the members of GapStar.  GmbH Management is the general partner of KG, and certain GA Managing Directors make investment decisions for GmbH Management.  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals listed on Schedule A, during the last five years, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by inserting the following paragraph to the end thereof:

From February 28, 2014 through August 13, 2014, the Reporting Persons sold, in aggregate, 2,382,000 shares of Common Stock, consisting of approximately 4.4% of the outstanding Common Stock, in open market transactions.

CUSIP No. 253017107	Page 15 of 25 Pages

 Item 5.  Interest in Securities of the Issuer.

All ownership percentages set forth herein assume that there are 53,672,673 shares of Common Stock outstanding, as reported in the Company’s Annual Report on Form 10-K filed with the Securities Exchange Commission on July 30, 2014.

(a)           As of the date hereof, GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG each own 2,010,379  shares of Common Stock, 190,947 shares of Common Stock, 651,495 shares of Common Stock, 54,357 shares of Common Stock, 418 shares of Common Stock, 169,913 shares of Common Stock, 39,390 shares of Common Stock and 4,926 shares of Common Stock, respectively, representing 3.7%, 0.4%, 1.2%, 0.1%, less than 0.01%, 0.3%, less than 0.1% and less than 0.01%, respectively, of the Company’s issued and outstanding shares of Common Stock.  As of the date hereof, GA and GmbH Management each own of record no shares of Common Stock.

By virtue of the fact that (i) GA is the general partner of each of GA GenPar, GAP 79 and CDA, and GA GenPar is the general partner of each of GAP 84 and GAP-W, (ii) GA is the managing member of each of GAPCO III and GAPCO IV, (iii) certain GA Managing Directors are the members of GapStar and (iv) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock.  Each of the GA Managing Directors disclaims ownership of such shares beneficially owned by GA, except to the extent he has a pecuniary interest therein.  As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,121,825 shares of Common Stock, or 5.8% of the Company’s issued and outstanding shares of Common Stock.

(b)           (i)            None of the Reporting Persons have the sole power to direct the voting and disposition of the shares of Common Stock.

(ii)           Please see Item 5(a), which is hereby incorporated by reference.

CUSIP No. 253017107	Page 16 of 25 Pages

(c)           Except as set forth in this Item 5(c) or Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

On August 1, 2014, GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG each sold the amounts of shares of Common Stock set forth in the table below:

Seller	Shares Sold August 1, 2014
GAP 79	64,397
GAP 84	6,117
GAP-W	20,869
GapStar	1,741
CDA	13
GAPCO III	5,443
GAPCO IV	1,262
KG	158

Shares of Common Stock sold by the Reporting Persons on August 1, 2014 were sold for a price of $8.77 per share of Common Stock.

On August 4, 2014, GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG each sold the amounts of shares of Common Stock set forth in the table below:

Seller	Shares Sold August 4, 2014
GAP 79	96,598
GAP 84	9,174
GAP-W	31,304
GapStar	2,612
CDA	20
GAPCO III	8,164
GAPCO IV	1,892
KG	236

Shares of Common Stock sold by the Reporting Persons on August 4, 2014 were sold for a price of $8.69 per share of Common Stock.

On August 5, 2014, GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG each sold the amounts of shares of Common Stock set forth in the table below:

Seller	Shares Sold August 5, 2014
GAP 79	51,887
GAP 84	4,929
GAP-W	16,814
GapStar	1,403
CDA	12
GAPCO III	4,385
GAPCO IV	1,017
KG	128

CUSIP No. 253017107	Page 17 of 25 Pages

Shares of Common Stock sold by the Reporting Persons on August 5, 2014 were sold for a weighted average price of $8.76 per share of Common Stock.

On August 6, 2014, GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG each sold the amounts of shares of Common Stock set forth in the table below:

Seller	Shares Sold August 6, 2014
GAP 79	64,398
GAP 84	6,116
GAP-W	20,869
GapStar	1,741
CDA	14
GAPCO III	5,443
GAPCO IV	1,262
KG	157

Shares of Common Stock sold by the Reporting Persons on August 6, 2014 were sold for a price of $8.50 per share of Common Stock.

On August 11, 2014, GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG each sold the amounts of shares of Common Stock set forth in the table below:

Seller	Shares Sold August 11, 2014
GAP 79	64,397
GAP 84	6,117
GAP-W	20,870
GapStar	1,741
CDA	12
GAPCO III	5,443
GAPCO IV	1,262
KG	158

Shares of Common Stock sold by the Reporting Persons on August 11, 2014 were sold for a weighted average price of $8.51 per share of Common Stock.

CUSIP No. 253017107	Page 18 of 25 Pages

On August 13, 2014, GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG each sold the amounts of shares of Common Stock set forth in the table below:

Seller	Shares Sold August 13, 2014
GAP 79	1,192,272
GAP 84	113,242
GAP-W	386,375
GapStar	32,238
CDA	248
GAPCO III	100,768
GAPCO IV	23,360
KG	2,922

Shares of Common Stock sold by the Reporting Persons on August 13, 2014 were sold for a price of $8.10 per share of Common Stock.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock of the Company owned by any member of the group.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting the first three paragraphs thereof and replacing such paragraphs with the following:

The General Atlantic entities are parties to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among themselves, Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “Quadrangle entities”) and certain management shareholders named therein (the “Shareholders Agreement”).

The Shareholders Agreement provides that the General Atlantic entities and the Quadrangle entities are each entitled to designate up to three members of the Company’s board of directors, provided that the number of designees for each shareholder is to be reduced upon such shareholder ceasing to own certain threshold percentages of the Company’s common stock.  The Shareholder Agreement requires that the General Atlantic entities and the Quadrangle entities vote their respective shares of Common Stock in favor of such designees. The Shareholders Agreement also contains provisions restricting the transfer of the Company’s securities and provides each of the General Atlantic entities and the Quadrangle entities with demand registration rights.

CUSIP No. 253017107	Page 19 of 25 Pages

On August 4, 2014, the General Atlantic entities ceased to beneficially own, in the aggregate, at least 10% of the total outstanding Common Stock of the Issuer.  As such, on such date, pursuant to the terms of the Shareholders Agreement, the General Atlantic entities were no longer subject to the transfer restrictions set forth in the Shareholders Agreement and may only designate one member of the Company’s board of directors.  David C. Hodgson, who was previously designated as a member of the Company’s board of directors by the General Atlantic entities, did not stand for reelection at the most recent annual meeting of the Company’s shareholders.  Currently H. Raymond Bingham is the only remaining designee of the General Atlantic entities on the Company’s board of directors.

For so long as the requirements of the Shareholders Agreement remain in effect, the General Atlantic entities together with the Quadrangle entities and their affiliates may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 11,785,486 shares of Common Stock, or 21.96%, of the Company’s total number of shares of Common Stock outstanding for purposes of Section 13(d)(3) of the Exchange Act (based on ownership by the Reporting Persons as disclosed herein and ownership by the Quadrangle entities and their affiliates as disclosed in the Company’s proxy statement on Schedule 14A filed with the Securities Exchange Commission on April 24, 2014). The Common Stock ownership reported herein by the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Shareholders Agreement (other than Shares owned by the other General Atlantic entities). Each Reporting Person disclaims beneficial ownership of the shares of Common Stock of the Company other than the amounts reported on such Reporting Person’s cover page included herein.

In the event that the General Atlantic entities cease to beneficially own 5% of the total outstanding Common Stock of the Issuer, the General Atlantic entities will no longer be subject to the voting requirements of the Shareholders Agreement and will cease to be deemed to constitute a group with the Quadrangle entities.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

CUSIP No. 253017107	Page 20 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2014.

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 79, L.P.

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 84, L.P.

By:	General Atlantic GenPar, L.P.,
its general partner

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 253017107	Page 21 of 25 Pages

GAP-W HOLDINGS, L.P.

By:	General Atlantic GenPar, L.P.,
its general partner

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 253017107	Page 22 of 25 Pages

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 253017107	Page 23 of 25 Pages

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
John D. Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	600 Steamboat Road Greenwich, Connecticut 06830	United States
Cory A. Eaves	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15Ъ andar 04530-001 Sao Paulo, Brazil	Bolivia and Brazil

CUSIP No. 253017107	Page 24 of 25 Pages

Name	Business Address	Citizenship
Patricia Hedley	600 Steamboat Road Greenwich, Connecticut 06830	United States
David C. Hodgson	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Rene M. Kern	55 East 52nd Street 32nd Floor New York, New York 10055	United States and Germany
Jonathan C. Korngold	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Xuesong Jeff X. Leng	Suite 5801, 58th Floor Two International Finance Center 8 Finance Street Central, Hong Kong	Hong Kong SAR
Anton J. Levy	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Adrianna C. Ma	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Sandeep Naik	17th Floor Express Towers Nariman Point Mumbai 400 021 India	United States

CUSIP No. 253017107	Page 25 of 25 Pages

Name	Business Address	Citizenship
Andrew C. Pearson	600 Steamboat Road Greenwich, Connecticut 06830	United States
Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States
David A. Rosenstein	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Philip P. Trahanas	600 Steamboat Road Greenwich, Connecticut 06830	United States
Robbert Vorhoff	55 East 52nd Street 32nd Floor New York, New York 10055	United States